Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms to go public in $1.2B deal with Spring Valley SPAC

By: Gabrielle Saulsbery
March 26, 2021 1:27 pm

Newark-based vertical farming company AeroFarms will go public through a merger with special purpose acquisition company Spring Valley Acquisition Corp., with the combined entity valued at $1.2 billion.

The companies announced the deal March 26, and will trade on Nasdaq under the ticker ARFM.

Investors have committed $125 million to a private investment in public equity, or PIPE, in support of the transaction. The deal will provide about $317 million unrestricted cash to AeroFarms to fund future farm development.

“It’s a good day, and we’re most excited by the resources this brings to the company,” AeroFarms founder and CEO David Rosenberg said on the merger. “We look at this as a start to the next phase of our journey at AeroFarms. We’ve raised $200 million to date. We’ve been working to get the economics for leafy greens right,” he said, noting they’re on the fifth generation of their technology, with the sixth generation prototype ready to try. “Now it’s time to scale so lots of people have access to great fresh food.”

Compared to conventional fruit and vegetable farms, AeroFarms uses 95% less water—a critical resource—and requires no herbicides, fungicides, or pesticides. And because the produce is grown indoors with artificial light and heat, AeroFarms’ growing season isn’t subject to weather or time of year.

As much as it’s an agriculture company, AeroFarms is a tech company, too. In a prepared statement on the acquisition, Spring Valley CEO Chris Sorrells noted AeroFarms “technological edge on the industry, developing a world-class innovation team that has fueled a robust and growing intellectual property portfolio of patents and trade secrets.” Rosenberg said the numbers are 282, 51, and 45 in invention disclosures, patents and pending patents, and trade secrets, respectively.

“A cool example [of how we utilize technology] is a berry. We’ve grown about 50 different varieties of strawberries. A metric of quality of strawberry is brix, that quantifies sugars in a berry. An average berry at a supermarket has a brix content of 7, and our berries consistently have a brix content of 11,” Rosenberg said. “The way we achieve it is we can change how a plant is grown. The sugars are in the leaves, during the diurnal [nighttime] period, we change the temperature and humidity and the phytochemicals of the plant move from the leaves to the berry. That’s an example of the fully controlled nature of vertical farming. The data science allows us to not only grow plants, but grow the best quality plants.”

Current AeroFarms investors will roll 100% of their equity into the new public company. AeroFarms’s “Dream Greens” brand of vertically farmed vegetables is sold by retailers including Whole Foods Market and FreshDirect.

The boards of directors at both entities have approved the deal, which is now subject to the satisfaction of the approval of the shareholders of Spring Valley as well as other closing conditions. It’s expected to close in the second quarter.

JPMorgan Chase & Co. is acting as financial adviser to AeroFarms and Cowen & Co. is financial adviser to Spring Valley. JPMorgan, Cowen and Wells Fargo & Co. are acting as placement agents for the PIPE offering.

Rosenberg told NJBIZ he gives a lot of credit to his mother, with whom he had “a lot of conversations growing up about societal good and how to incentive people to do the right thing. I think business is a great catalyst to enact change.”

In New Jersey, the company will continue to grow, and there are currently openings.

“We just built our fifth building [in Newark]…a more comfy place for our engineering and R&D team. We are building a $100 million project in Abu Dhabi and we do see a regional focus in the Middle East. Newark will continue to be our headquarters—there’s no plan to change that,” Rosenberg said.

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley intends to file the Proxy with the SEC, which will be distributed to holders of Spring Valley’s common stock in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley Stockholders with respect to the Proposed Transactions and other matters as described in the Proxy. After the preliminary Proxy has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy to its stockholders. Spring Valley Stockholders and other interested parties are urged to read the Proxy, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley Stockholders and other interested parties may obtain free copies of the preliminary Proxy and definitive Proxy (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Proxy and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley Stockholders and other interested persons should read the Proxy carefully when it becomes available before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-1 (Registration Number 333-249067), initially filed with the SEC on September 25, 2020, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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